Code of Ethics

Bridgewater Associates, LP

October 3, 2024

A Message from Our CEO

For Bridgewater to achieve our goal of being the best investment manager in the world, as well as a place which fosters meaningful work and meaningful relationships, Bridgewater must operate with an unyielding commitment to the highest standards of business conduct and ethics. Bridgewater’s commitment to honesty and fairness in dealing with others, and compliance with laws and regulations that touch our business, are essential to successfully operate by our Principles and this Code of Ethics.

The Code of Ethics reflects Bridgewater’s commitment to operate in an ethical manner, in compliance with applicable law. It is not intended to (nor can it) address every specific ethical situation in which an Employee may find him or herself. There are many other policies and guidelines relating to our clients, suppliers, competitors, employees, and the world community. Consistent with Bridgewater’s Principles, if something seems wrong to you, you have a personal obligation to escalate your concerns. This escalation process will clarify what is right and will lead to the appropriate remedial action.

As a Bridgewater citizen, each of us is responsible for strictly adhering to the standards and policies in our Code of Ethics. By conducting ourselves with honesty, integrity, and fairness, we are always in the best position to meet our goals.

If you are in doubt about a situation or don’t know what to do, it’s important to recognize what you don’t know. When confronted with ethically ambiguous situations, Employees must remember Bridgewater’s commitment to the highest ethical standards and seek advice from the appropriate parties to ensure that all actions they take on behalf of Bridgewater honor this commitment.

Nir Bar Dea

Chief Executive Officer

Table of Contents

I.	Introduction	4

II.	Insider Trading and Market Manipulation	6

	A. Insider Trading	6

	B. Market Manipulation	6

III.	Conflicts of Interest	7

IV.	Personal Securities Trading Policy	9

	A. Purpose	9

	B. Compliance Platform (“ComplySci”)	9

	C. Approved Brokers	9

	D. Accounts and Holdings	10

	E. Personal Trading Rules	12

	F. Requests for Additional and/or Supporting Documentation	14

V.	Political Contributions	14

VI.	Gifts and Entertainment	15

	A. Gifts	15

	B. Entertainment	16

	C. Foreign Corrupt Practices Act (A/K/A “Anti-Bribery”) Policy	17

VII.	Lawsuits, Investigations and Criminal Charges	19

VIII.	Regulatory Inquiries	19

	A. Requests from or Visits by Regulatory Authorities	19

	B. Other Requests	19

	C. Subpoenas or Other Legal Process	19

IX.	Violations	20

X.	Other Laws and Statement of Policy	21

XI.	Amendments	21

XII.	Matters Involving the Chief Compliance Officer	21

XIII.	Disclosure	21

XIV.	Who to Contact	22

XV.	Appendix A	23

	A. Approved Brokers	23

XVI.	Appendix B	24

	A. Allowed Security List	24

I.	Introduction

Bridgewater Associates, LP and its affiliates (“Bridgewater”) place the utmost importance on ethical conduct. Bridgewater requires that all Employees, officers and directors, as well as certain temporary personnel and consultants, comply not only with the letter of all relevant laws, rules and regulations, but also act within the spirit of our overriding duty to place the interests of our clients ahead of our own and to act honestly and fairly in dealing with others.

Access Persons

Bridgewater Associates, LP is registered with the Securities and Exchange Commission as an Investment Adviser under the Investment Advisers Act of 1940 (the “Advisers Act”). Among other things, the Advisers Act requires that all “Access Persons” associated with an Investment Adviser report personal securities transactions and holdings for the adviser’s review. Bridgewater considers all Employees, their spouses, and their immediate family1 and/or domestic partners living in the same household to be “Access Persons,” and therefore covered by the Code of Ethics (the “Code”). In addition, Bridgewater subjects certain consultants (“Subjected Consultants”) to certain provisions of the Code and thereby considers these consultants and their immediate family, and/or domestic partners living in the same household, to be considered “Access Persons” subject to certain provisions of the Code as well. As such, a significant portion of the Code is dedicated to the reporting and monitoring of Access Persons’ securities trading activities and, where necessary, restricting certain trading activities.

Subjected Consultants:

Managers who hire consultants must affirm during the onboarding process, and periodically thereafter, whether a consultant must be made subject to Bridgewater’s Code of Ethics. Specifically, managers need to specify if the consultant will (a) provide investment advice or be involved in recommendations to clients on behalf of Bridgewater, (b) have access to existing or proposed client purchases or sales of securities, or (c) will have no access to either Bridgewater client transactions or positions or provide investment advice to these entities but requests that the consultant be made subject to the Code of Ethics due to other managerial or security considerations.

If the manager informs Compliance that the consultant fits into category (a), (b) or (c) such consultant will be considered a Subjected Consultant for the purpose of this Policy upon completion of his or her onboarding, unless exceptions are submitted in writing and approved by the Chief Compliance Officer and Counsel, or delegate, who has final discretion. Managers are responsible for notifying Compliance in advance if their consultant’s access is due to change so that Compliance can onboard/offboard timely as may be required.

Obligations

The Advisers Act, this Code, state and federal securities and commodities laws, the Bridgewater Compliance Manual, and the Bridgewater Employee Handbook contain rules of business conduct and trading policies by which Bridgewater personnel are required to abide. Specifically, federal and state

[1]

The term “immediate family” includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, domestic partner as well as adoptive relationships. Bridgewater defines “domestic partner” as someone who is a legally recognized domestic partner or someone with whom an Access Person is in a romantic relationship and has lived with for at least one year.

laws make it unlawful for any individual to (1) employ any scheme to defraud a client or prospect; (2) knowingly make untrue or misleading statements to clients or prospects; (3) engage in any act or course of business which operates as a fraud on clients or prospects; or (4) engage in any manipulative practice with respect to clients, prospects, or the markets in general. Any of these acts may result in civil and criminal penalties, including fines and jail sentences, as well as termination of employment.

This Code is intended to implement a minimum standard of ethical behavior at Bridgewater. It is not an exhaustive or comprehensive explanation of all of the rules, regulations and standards under which Bridgewater personnel are expected to operate. In all situations, all personnel should use common sense and consider the spirit of what it means to operate with honesty, integrity and fairness. Individual departments may have adopted additional ethics policies applicable to personnel in those departments. If any department has adopted an additional policy, personnel must comply with both this Code and the department’s policy and remember that understanding the goals and spirit of our policies is the most important part of having them in the first place. Any indirect violations of our policies and procedures will be treated just as seriously as direct violations. If there is any evidence to suggest that any individual intentionally circumvented policies and procedures to engage in conduct that would otherwise be prohibited, that person will be sanctioned accordingly.

Bridgewater will provide all Employees and Subjected Consultants with a copy of the Code annually (and it is available any time on the Compliance SharePoint). The Compliance group, within the Legal & Regulatory department, will offer training to all Employees and Subjected Consultants on at least an annual basis.

Employees and Subjected Consultants are required to certify on at least an annual basis that:

•	They have received, read, and understand this Code and all appendices and recognize that they are subject to the terms of this document; and

•	They have complied with all applicable requirements of the Code, including the reporting of all applicable personal securities transactions and holdings, as well as any known violations; and

•	They have completed additional certifications that may be needed by Compliance to gain comfort that they are adhering to the policies in the Code and the Compliance Manual.

All personnel must speak up if they have a question or concern about what to do or if they believe someone is doing—or about to do—something that violates the law, this Code, or appropriate ethical behavior. If any individual has any questions about the applicability of the provisions of this Code, they are encouraged to immediately consult with the Chief Compliance Officer and Counsel or a member of Compliance.

II.	Insider Trading and Market Manipulation

A. Insider Trading

Insider trading is unlawful and prohibited. Violations of such laws may occur when an individual makes an investment decision about securities while in possession of non-public information that a reasonable investor would consider to be important in reaching an investment decision. A violation may also occur if one shares such information with anyone (inside or outside of Bridgewater) who does not require that information for purposes of adherence to the Compliance procedure described in this section, even if the individual is not trading on this information.

The type of information that should be treated with utmost discretion includes, but is not limited to, market moving trading information; information about financial performance; new products; changes in key personnel or management; information about certain types of regulatory approvals or embargoed government information (e.g. the FDA clearing a new drug); creditworthiness of our counterparties and other large financial institutions with whom we do business; earnings estimates of public companies; merger or acquisition proposals; changes in dividend policies; declaration of a stock split or the offering of additional securities; gains or losses of a substantial client or vendor; or major litigation.

Information is considered public, for example, when it has been widely published in major news outlets and the investing public has had an opportunity to become familiar with the information.

All non-public information regarding Bridgewater’s clients, securities holdings, strategies, and its securities recommendations is confidential. Bridgewater has adopted rigorous measures to restrict access to material, non-public information to only those individuals who need to know such information to perform their duties. If personnel encounter non-public information from any source that they believe may be material (1) they must not trade in the relevant securities, including any trades they may make or direct on Bridgewater’s behalf and (2) they must immediately inform the Chief Compliance Officer and Counsel (or the Deputy Chief Compliance Officer and Counsel). They must not discuss the information with any other person (including their manager) until they have discussed the situation with the Chief Compliance Officer and Counsel or Deputy Chief Compliance Officer and Counsel and received clearance to do so. Insider trading is not only illegal but is also unethical. Personal who involve themselves in illegal insider trading will be subject to immediate termination.

B. Market Manipulation

Market manipulation can occur in many ways. It is illegal to conspire to move the price of any security through fraudulent activity. For example, individuals may not engage in trades for no economic value to create the appearance of price or volume movement in a particular security or market. Further, it is illegal to conspire with others to trade in a coordinated way with the goal of affecting the price of a security. Additionally, the malicious creation, spread, or use of false or misleading rumors that are designed to manipulate securities prices is illegal and constitutes fraud under both civil and criminal federal laws. Personnel must immediately report instances where they believe inaccurate information is being spread intentionally to Bridgewater’s Chief Compliance Officer and Counsel or Deputy Chief Compliance Officer and Counsel. Neither Bridgewater nor any of its personnel will provide any information regarding

Bridgewater’s trading on behalf of a client or positions in security or commodity interests to any other client, fund investor or other third party (with the exception of reports required under regulatory rules and provided to all investors in the ordinary course of business) if such information would provide clients, fund investors or any third party with the ability to trade security or commodity interests in coordination with Bridgewater. This includes implementing restrictions on access to systems or files, and implementing restrictions on access to Bridgewater’s physical space where such information is housed.

III.	Conflicts of Interest

Bridgewater is subject to a fiduciary standard and the anti-fraud provisions contained in the Advisers Act and monitors for compliance with such provisions. Although conflicts of interest are inevitable, Bridgewater undertakes to act in a fair and equitable manner to timely resolve and mitigate potential conflicts. Bridgewater addresses potential conflicts of interests in the same principled, disciplined, systematic way it operates as a firm.

Governments around the world to different extents, including in the U.S., care that when an institutional investment adviser is responsible for trading and investing pools of capital for others, it does so in a responsible and honest manner, and understands and takes seriously its role as a fiduciary to its clients. That means that an investment adviser is always required to put its clients’ interests ahead of its own personal, business or financial interests, and if and when those interests ever conflict with each other (for example, when a certain activity may be in the advisor’s best interest, but may not be in the clients’ best interests), the adviser either refrains from engaging in that activity or at least very clearly discloses that “conflict of interest” to its clients so that they can make educated, informed decisions about whether they want to invest or continue to invest with the adviser.

Therefore, Bridgewater personnel must avoid any conflict between their personal interests and the goals of Bridgewater, its clients, and third parties doing or seeking to do business with Bridgewater. This obligation extends to not only acts formalized by written contracts, but also everyday business dealings. For example, if an Employee is in a situation in which competing loyalties could cause her to pursue a personal benefit for herself, her friends, or her family at the expense of Bridgewater or its clients, this Employee may be faced with a conflict of interest.

Bridgewater Personnel must place the interests of Bridgewater’s clients first; and ensure that all transactions are conducted in a manner that is consistent with this Code. Therefore, Employees must obtain prior approval through the ComplySci Platform before commencing:

•	Any position on the Board of Directors, Creditors Committee, Investment Committee or similar board position at any company (public or private, for profit or non-profit, partnership or corporation);

•	Any affiliations or monetary arrangements with any entity or individual affiliated with a Bridgewater client, competitor, counterparty, or service provider;

•	Serving as an employee of a government agency or as a public official (whether elected or appointed);

•	Any position where the Employee will have the ability to control, directly or indirectly, how the organization will invest its financial resources;

•	Serving as a director, officer, employee, consultant or board member of any for-profit company;

•

Any position where they serve as a Director, Officer, Trustee, active member of LLC/LP, Partner, or in any other capacity, for any other entity regardless of whether they receive compensation (this does NOT include passively-held investments, which must be separately reported through ComplySci as a private investment);

•	Serving as a registered representative of a broker-dealer, an investment advisor representative (other than through Bridgewater), or as a licensed agent of an insurance company or agency;

•	Any position outside of Bridgewater where they receive compensation;

•

Any other outside affiliation that may pose a conflict of interest with their time or the nature of their work at Bridgewater (e.g., volunteering time during their Bridgewater work hours or volunteering to perform tasks in the same field as their work responsibilities at Bridgewater).

Relationship Disclosures

Bridgewater Personnel should be particularly sensitive to business situations involving family members, household members or close personal friends. In order to provide disclosures of potential conflicts of interest, Employees must disclose via an Outside Affiliation request in ComplySci any of the following instances:

•

Any family member, significant other, member of household, or close friend who, to the best knowledge of the Employee, is employed by, has a substantial interest in, or business relationship with any client or service provider of Bridgewater, or any investment advisor/hedge fund, broker-dealer, private equity firm, or other financial services company.

Even if approval is not required, any position that could potentially cause a conflict of interest must be reported to Bridgewater as an outside affiliation via ComplySci in a timely fashion.

IV.	Personal Securities Trading Policy

A. Purpose

The purpose of this Policy is to allow Access Persons to reasonably and responsibly invest in their personal trading accounts, but not actively trade in the markets. Bridgewater allows Access Persons access to appropriate investment opportunities but believes that active trading: 1) increases the risk of trading violations; 2) can lead to even an appearance of conflicts of interest, and 3) distracts Access Persons from their professional obligations.

The reporting and monitoring of Access Persons securities holdings and trading activity is a key tool used to ensure compliance with this Code and state and federal securities laws. This Policy provides Compliance and managers necessary transparency into personal investments to accurately detect and prevent violations of the Code and minimize the risk that an Access Person may harm Bridgewater or its clients by trading on non-public information (i.e., by “front running” client trades or otherwise taking advantage of access to confidential information).

All Access Persons are covered by this Policy. As mentioned above, “Access Persons” includes all Employees, Subjected Consultants (defined above), and immediate family members (including spouses and domestic partners) who live in the household.

B. Compliance Platform (“ComplySci”)

The Compliance Platform (“ComplySci”) is the vendor owned personal trading system that Bridgewater utilizes to capture and process Access Persons’ Code of Ethics disclosures, certifications, and pre-clearance requests.

C. Approved Brokers

For Compliance to accurately monitor trading activity, all Access Persons, with the exception of Subjected Consultants and Subjected Consultants’ immediate family members, are required to maintain their reportable accounts with an approved broker (see Appendix A for the current list of approved brokers) unless one of the following exceptions applies:

•	The account can hold only U.S. open-end mutual funds;

•	The account is an employee stock purchase, deferred compensation or stock award plan;

•	The account is a 401k, 403b, 401a, 457b or Thrift Savings Plan;

•	The account is a 529 plan;

•	The account can hold only physically held securities;

•	The account is a pension plan;

•	The account is part of an annuity or insurance policy or Health Savings Account “HSA”;

•	The account is held at TreasuryDirect.

If an account falls under one or more of the above exceptions and does not need to be held with an approved broker, Access Persons must still report these accounts to Compliance and arrange for Compliance to receive statements of trading activity. Exceptions to this requirement must be approved in advance and in writing, by the Chief Compliance Officer and Counsel, or delegate.

D.	Accounts and Holdings

All Access Persons must ensure reportable accounts and holdings are disclosed in ComplySci for all accounts in which they have direct or indirect beneficial ownership and that currently hold, or can hold in the future, “Reportable Securities and Holdings” (defined below).

Generally, beneficial ownership means any account that is in an Access Person’s name or any account in which the Access Person has the ability to trade, direct, or control the securities in the account. Reportable accounts also include those from which an Access Person may benefit indirectly, such as a family trust or family partnership, and accounts in which an Access Person may have a joint ownership interest, such as a joint brokerage account.

Reportable Securities and Holdings

Bridgewater defines “Reportable Securities and Holdings” very broadly and includes the following items:

•	American Depository Receipts (ADRs)

•	Bonds

•	Restricted Stock (for example, in an employer stock incentive plan)

•	Currencies (held in brokerage accounts)

•	Initial Public Offerings (IPOs) and Initial Coin Offerings (ICOs)

•	Exchange-Traded Funds (ETFs)

•	Exchange-Traded Notes (ETNs)

•	Futures (including on cryptocurrencies)

•	529 Plans (but not transactions and holdings in these 529 Plans)

•	Interests in Private Companies (e.g., LLCs, LLPs, LPs, S. Corps., Corporations)

•	Mutual Funds (with the exception of U.S. Open-Ended Mutual Funds, though accounts holding these instruments do need to be reported)

•	Equity Options (in public or private companies)

•	Private Investment Fund Interests (e.g. Hedge Funds, Private Equity Funds, Venture Capital Funds)

•	Real Estate Investment Trusts (REITs)

•	Shares issued by UITs (Unit Investment Trusts)

•	Stocks or Equity Interest (in public or private companies)

•	Structured Products or Market-Linked Instruments

Treasury Securities (e.g., Treasury Bonds, Notes, Tips (but not Treasury Bills or Savings Bonds)) where threshold of $50,000/quarter in transactions and/or$250,000 total value is reached

•	Warrants

•	Physical exposure to precious metals for investment purposes (where total value exceeds $50,000)

Non-Reportable Securities and Holdings

Although the following items are generally not considered to be “Reportable Securities and Holdings” and are otherwise exempt from the reporting and personal trading rules, please note that to the extent that any of these items listed are used as a vehicle to hold or trade in any Reportable Security/Holding for which any Access Person has direct or indirect beneficial ownership, then such item would be reportable and subject to the requirements of this Code.

•	Annuities

•	Bankers’ Acceptances

•	Certificates of Deposit (CDs)

•	Commercial Paper

•	Insurance Policies

•	U.S. Open-Ended Mutual Funds (Note: these funds are not subject to the Personal Trading Rules however accounts holding these instruments do need to be reported)

•	Money Market Funds

•	Repos (Repurchase Agreements and Reverse Repurchase Agreements)

•	U.S. Savings Bonds

•	Treasury Bills

•	Treasury Bonds, Notes, and Tips below threshold of $50,000 in transactions/quarter and/or where below $250,000 total value

•	Peer to Peer Loans

•	Digital Assets (with the exception of futures on cryptocurrencies)

•	Any accounts already reported and monitored through Bridgewater’s account management process

Reporting Accounts and Holdings to Compliance

All Access Persons must disclose to Compliance all Reportable Accounts and Holdings within ten (10) calendar days of either (1) the Employee’s start date or Subjected Consultant’s being made subject to relevant Code of Ethics provisions or (2) the opening of a new account.

Similarly, within thirty (30) calendar days after becoming legally married, entering into a civil union, or living with an immediate family member or becoming a domestic partner (as defined above), all Access Persons must disclose all reportable information to Compliance.

Access Persons are responsible for ensuring all reportable account information is recorded and up to date in ComplySci and should not assume ComplySci will ever automatically report accounts on their behalf. When initially reporting accounts and holdings to Compliance, all Access Persons must submit account holdings dated no more than forty-five (45) calendar days prior to their start date (except 401k holdings which may be dated as of the previous quarter end). On an ongoing basis, Access Persons must ensure electronic submission of a transaction report no later than thirty (30) calendar days after the end of each calendar quarter, which must cover all transactions during the quarter and with holdings information no more than forty-five (45) calendar days prior to the date the report was submitted.

Note if Access Persons report an account (other than a 401k or 403B account) that is on the Approved Broker List, the account holdings should automatically update within ComplySci after initial disclosure.

If Reportable Securities are not held in an account (e.g., physical shares held at home or by the company), all Access Persons must still report these securities to Compliance. Consult with Compliance using the Compliance Request System on how to report these securities.

Examples of reportable accounts include, but are not limited to: Brokerage accounts, 401k and other retirement accounts, pension plans, employee stock purchase plans, 529 plans and any other account that is capable of holding Reportable Securities or Holdings.

All Employees and Subjected Consultants must annually certify that the information reported in ComplySci is accurate and provide any additional information to Compliance to confirm compliance with the Code.

E. Personal Trading Rules

The Personal Trading Rules are detailed below and must be thought through comprehensively. Access Persons must always remember the spirit of the Policy, which allows Access Persons to invest, but not actively trade in the markets.

1.

Trades must be in an allowed security. Compliance maintains a list of financial instruments and security types that Access Persons are permitted to trade in their personal accounts (see Appendix B). Access Persons may not trade in instruments and security types not listed as allowed securities. The appearance or absence of an instrument or security type on this list neither suggests that Bridgewater has a favorable or unfavorable view of an instrument or security nor that it has any material non-public information regarding such instrument or security.

2.

Profitable trades must be held for at least 60 days. Bridgewater does not allow Access Persons to realize short term profits through their trading activities either directly or indirectly (i.e., through similar instruments or in a different account). No Access Person may profit in the purchase and sale, or sale and purchase, of the same (or economically equivalent) securities within a sixty (60) calendar day window. Note: although municipal bonds do not need to be pre-cleared, they must be held for 60 calendar days if there is a profit in that position.

3.

Pre-clearance of trades is required. Access Persons wishing to buy or sell any “Reportable Securities and Holdings” (with the exception of municipal bonds) must submit a trade pre-clearance request in advance of entering a trade and only trade within a ComplySci approval window. In most cases, the ComplySci system should immediately provide an automatic approval or denial with an approval window. Approvals are generally effective until the end of the following business day after a trade is approved. It is the responsibility of the Access Person to verify that all personal trading rules are being followed. Therefore, Access Persons should not solely rely on a ComplySci approval where other rules are not being followed and will be held accountable for any violations in doing so. When in doubt, Employees and Subjected Consultants can always verify they are in compliance using the Compliance Request System.

When intending to participate in an initial public offering of securities (IPO), an Initial

Coin Offering (ICO), a new debt issuance, a private investment, or other private purchase of Reportable Securities, Access Persons must submit a pre- clearance request via ComplySci by using the IPO/Private Placement Request link. Access Persons may not participate in such investments until they have received the necessary approvals.

Please note that under certain limited facts and circumstances, Compliance may be required to rescind a trade pre-clearance approval. If an Access Person trades after receiving pre-clearance and before rescission of the approval, the individual may be required to reverse the trade or take other action.

4.	Additional restrictions may apply. For example, Access Persons will receive an automatic denial in ComplySci if they attempt to pre-clear the following:

a.

Bank Securities: Access Persons are prohibited from adding to existing positions or creating new positions in the securities of banks that serve as our clients’ Broker-Dealers (BDs) or Counterparties (“Bank Securities”). Note this restriction does not apply to initiating or adding to positions in Certificates of Deposit, Money Market Accounts, broad based and bank- sector specific ETFs or U.S. Open Ended Mutual Funds that hold bank securities, holdings within managed accounts, and Employee Stock Purchase Plan accounts or Deferred Compensation Plans held by you or your household members. Access Persons are not expected to know the full list of banks with which Bridgewater may do business with, therefore they can rely on a ComplySci approval or denial in this regard.

b.

Client Securities: Access Persons are restricted from adding to existing positions or creating new positions in the securities of our Clients. For purposes of clarity, “Client Securities” are securities issued by a Bridgewater separate account client or a Bridgewater fund investor. These securities may include, but are not limited to, privately offered interests (i.e., typically via subscription), public securities (i.e., stocks, bonds, notes, debt), or derivatives (i.e., put, call, straddle, option, swap) on any tradable Client Security. Access Persons are not expected to know the full list of clients Bridgewater may do business with, therefore they can rely on a ComplySci denial in this regard.

c.

Additional Restrictions: Certain groups may be subject to additional policies restricting certain personal trading activity. Compliance will notify individuals who fall into these groups should this be applicable. If you are transferring to a new role, please be advised additional restrictions could apply.

Automatic Investment Plans and Managed Accounts: The Personal Trading Rules do not apply to transactions affected pursuant to an automatic investment plan or to Reportable Securities/Holdings held in Managed Accounts, which are accounts over which the Access Person has no direct or indirect influence or control. For example, the Personal Trading Rules do not apply to Managed Accounts that are managed independently by a financial planner or broker who is not a relative of the Access Person. Automatic investment plans are defined as programs in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. Dividend reinvestment plans are considered automatic investment plans under this Policy. Although Managed Accounts are not subject to the personal trading rules, Access Persons are still required to report these accounts in ComplySci for ongoing Compliance monitoring. Additionally, the Access Person must provide Compliance with the appropriate attestations for these accounts.

Given Bridgewater’s ability to view and monitor accounts managed by Bridgewater, any accounts held and/or trades placed through funds or accounts managed by Bridgewater are exempt from the Personal Trading Rules.

F. Requests for Additional and/or Supporting Documentation

Compliance monitors adherence to the Code in a variety of ways. Compliance may determine that it needs independent or external verification of securities holdings or trading activity. Compliance may also (either directly or through an independent, external third party) request Employee tax returns, 1099s, W2s, additional brokerage statements or other evidence of investments, outside employment, compensation or other supporting documentation. If Employees are married and file tax returns separately from their spouse, Bridgewater may request their spouse’s tax return. Employees are required to cooperate with these requests.

V.	Political Contributions

As an adviser that does and solicits business from state and municipal pension plans, Bridgewater and its Employees are subject to a variety of restrictions on political activity. These restrictions are intended to deter so-called “pay-to-play” activity, whereby individuals associated with an Investment Advisor contribute to the campaign of an official in exchange for the investment of government funds. The consequences of non-compliance with these rules are staggering. An impermissible contribution, whether intentional or a simple mistake, could cost Bridgewater up to 2 years of advisory fees and irreparable reputational damage.

Accordingly, to comply with such laws and to protect Bridgewater and its clients, all Access Persons (with the exception of Subjected Consultants), and any Entities they control, must pre-clear in ComplySci the following:

•	Holding or running for an elected federal, state, or local office;

•

Making a monetary or in-kind contribution to a candidate running for or holding office, a joint fundraising committee, a political action committee (PAC), a political party, inaugural committee, transition committee, a 527 political organization or any other similar entity (a “Political Entity”);

•	Fundraising or volunteering for a Political Entity; and/or

•	Providing anything else of value (such as a loan or gifts) to a Political Entity.

Note that pre-clearance is mandatory even if the contribution is being used to pay for debts incurred during an election or to facilitate transition or inaugural expenses for a successful candidate for office. In addition, pre-clearance is required for any activity listed above for or with a candidate outside of the United States.

Please note that any contributions may be reported to a federal, state, or local office upon request or as required. Further, it is possible that in certain instances, having made certain political contributions could prevent an Employee from being allowed to transfer into certain roles at Bridgewater. Bridgewater has historically refrained from making political contributions

(i.e. contributions to a candidate or Political Entity by Bridgewater or one of its affiliates). Any Employee wishing to have Bridgewater make a political contribution or engage in any other political activity such as those described in items (a) through (d) above should contact Compliance, as restrictions on such contributions may apply.

VI.	Gifts and Entertainment

The goals of the Gifts and Entertainment Policy are to prevent Employees from being, or even appearing to be, improperly influenced in their decision-making on behalf of Bridgewater and its clients by a third party doing business or seeking to do business with Bridgewater (a “Giver”), and to prevent Employees from attempting, or even appearing to attempt, to influence improperly a client, potential client, client consultant, or other person (including a government official) with influence over Bridgewater’s business (a “Recipient”). Among other goals, this policy is intended to facilitate our compliance with the U.S. Foreign Corrupt Practices Act (see Foreign Corrupt Practices Act Policy, which mirrors the same policy from the Compliance Manual, below in Section C).

Employees must think broadly when considering who would be considered a third party that does or is seeking to do business with Bridgewater (and thus a Giver). For example, current and prospective vendors, counterparties, and individuals actively seeking jobs with Bridgewater (e.g., an intern) would be considered persons doing or seeking to do business with Bridgewater. Similarly, in foreign jurisdictions where it is unclear if an individual has a connection to the government, Employees should seek guidance from Compliance in advance.

Certain groups may be notified by their department if additional restrictions apply.

A.	Gifts

Under this policy, a Gift is something of value other than Entertainment. Entertainment (discussed in Section B below) is a meal, entertainment, or other experience that a Bridgewater employee participates in jointly with a non-Bridgewater individual, or transportation or lodging expenses in connection with such an experience.2

Employees may not accept Gifts in the form of cash or cash equivalents (e.g., gift cards) from a Giver and may not provide cash Gifts or cash equivalents to a Recipient.

1.	Incoming Gifts

Any time an Employee receives a Gift from a Giver, the Employee must submit a Gift Receipt Disclosure in ComplySci within ten calendar days of receipt.

Employees must obtain approval to accept a Gift from a Giver of more than de minimis value (approximately $250) from the employee’s manager or the manager’s designee (with an explanation of why a Gift over the de minimis threshold is appropriate, e.g., a business benefit to Bridgewater) and Compliance. In the case of a Gift over the de minimis threshold that the Employee is not approved to keep pursuant to this policy, the Employee must either provide the gift to Compliance to be dispositioned (e.g., donated to charity) or return the Gift to the giver.

The $250 de minimis threshold for Incoming Gifts is a cumulative annual threshold. I.e., a Gift that would cause the value of all Gifts given from any one source during a calendar year to exceed $250 must be treated as a Gift over the threshold under this policy.

[2]	Note that tickets to an event that will be attended only by Bridgewater employees, or only by Bridgewater non-employees, are treated as Gifts, not Entertainment, under this policy.

2.	Outgoing Gifts

All Gifts provided to a Recipient must be approved in advance. Employees should seek preclearance by submitting a request in Concur. Employees seeking to make a Gift of more than de minimis value (approximately $250) must provide evidence of approval by the Employee’s manager or the manager’s designee and an explanation of why a gift over the de minimis threshold is appropriate.

Charitable contributions connected to a Recipient are considered Gifts under the Code of Ethics and must be pre-cleared with Compliance if greater than de minimis value. Charitable contributions connected to a Recipient are:

•	Contributions made at the request of or in honor of a Recipient.

•

Contributions to a charity that the contributor knows a Recipient serves or advocates for in a senior or prominent capacity (e.g., as a Board member, CEO, executive director, spokesperson, or major fundraiser).

The $250 de minimis threshold for Outgoing Gifts is also a cumulative annual threshold with respect to each Recipient. I.e., any Outgoing Gift that results in a cumulative annual total of more than $250 to any Recipient must be precleared.

B.	Entertainment

1.	Incoming Entertainment

For Entertainment from a Giver anticipated to be valued at more than $250 per person, based on the cumulative value from the Giver during a calendar year, employees are required to obtain pre-clearance by submitting an Entertainment Receipt Disclosure in ComplySci reasonably in advance (typically, 72 hours in advance) of the Entertainment being provided.3 The request for pre-clearance must include evidence of approval by the Employee’s manager or the manager’s designee (with an explanation of why a Gift over the de minimis threshold is appropriate, e.g., a business benefit to Bridgewater). Final approval will come from Compliance.

For Entertainment valued at $250 or less based on the cumulative value from the Giver during a calendar year, employees must submit the Entertainment Receipt Disclosure within ten calendar days of receipt.

Meals accepted during in-office meetings do not need to be reported within ComplySci and need not be aggregated.

Entertainment, inclusive of meals, provided as part of attendance at industry events or conferences that offer educational and/or networking benefits to Bridgewater and its employees, also does not need to be reported within ComplySci and need not be aggregated.

Entertainment at such conferences may be accepted by employees, provided the expenses are commercially reasonable and are generally offered to similar types of attendees.4

[3]

Instances in which Entertainment of more than de minimis value was not anticipated reasonably in advance of its occurring (either the Entertainment event itself or the fact that its value would be more than de minimis) shall not be violations of the Gifts and Entertainment Policy due to the Entertainment not having been precleared so long as the employee seeks clearance from Compliance within 10 calendar days.

[4]	Gifts covering cost of attendance at such conferences, or airfare to and from such conferences, do need to be precleared with Compliance.

2.	Outgoing Entertainment

Our policy with respect to Entertainment provided to Recipients varies depending on whether the Recipient is associated with a U.S. state or municipal government or consultant to such a government:

a.

U.S. State or Municipal Governments and Client Consultants: All Entertainment (including meals, transportation, lodging, or any other associated expense) provided to an individual associated with any U.S. state or municipal government client or prospect, or consultant to such a client or prospect, must be approved in advance by Compliance.

b.

All Other Recipients: Entertainment provided to any other Recipient of more than de minimis value (approximately $250 based on the cumulative value to the Recipient during a calendar year) must be commercially reasonable and precleared in Concur reasonably in advance (typically, 72 hours in advance) of the Entertainment.[4] The request for pre-clearance must include evidence of approval by the Employee’s manager or the manager’s designee with an explanation of why Entertainment over the de minimis threshold is appropriate. Final approval will come from Compliance. Entertainment of de minimis value must be reported to Compliance through Concur within 10 calendar days from the date the expense was incurred.

If at any time, an Employee learns that receipt of any gift, meal, entertainment, transportation, lodging, or charitable contribution is prohibited by a client or prospect, or the laws to which it is subject, it is the Employee’s responsibility to act in accordance with such prohibition and notify Compliance immediately.

C.	Foreign Corrupt Practices Act (A/K/A “Anti-Bribery”) Policy

Bridgewater will neither participate in, nor permit its employees to participate in, efforts to directly or indirectly corruptly influence any act or decision of a foreign official in their official capacity or to secure any other improper advantage in order to obtain or retain business.

The goal of this policy is to provide guidance for employees when contemplating giving a gift, making an expenditure, or giving something of value to, or on behalf of, a foreign government official associated with a client or prospect. In July 2020, the Department of Justice (DOJ) and the SEC announced the publication of A Resource Guide to the U.S.

Foreign Corrupt Practices Act, Second Addition. The following is excerpted from the section on Gifts, Travel, Entertainment and Other Things of Value:

A small gift or token of esteem or gratitude is often an appropriate way for business people to display respect for each other. Some hallmarks of appropriate gift-giving are when the gift is given openly and transparently, properly recorded in the giver’s books and records, provided only to reflect esteem or gratitude, and permitted under local law. Items of nominal value, such as cab fare, reasonable meals and entertainment expenses, or company promotional items, are unlikely to improperly influence an official, and, as a result, are not, without more, items that have resulted in enforcement action by DOJ or SEC. The larger or more extravagant the gift, however, the more likely it was given with an improper purpose. DOJ and SEC enforcement cases thus have involved single instances of large, extravagant gift-giving (such as sports cars, fur coats, and other luxury items) as well as widespread gifts of smaller items as part of a pattern of bribes.

The Resource Guide also notes that a “foreign official” includes “any officer or employee of a foreign government or any department, agency, or instrumentality thereof, or of a public international organization, or any person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization.” In addition, the DOJ and SEC state that “governments can be organized in very different ways,” and that “[m]any operate through state-owned and state-controlled entities, particularly in such areas as . . . banking and finance.” Employees or agents of such entities are treated as “foreign officials” under the FCPA. To the extent it is unclear whether an entity is a state-owned entity, employees should assume that it is or check with Compliance.

Helpful principles to consider when providing gifts, meals, entertainment, etc. to potential foreign officials include:

•	Transparency – all gifts, expenses, etc. should be appropriately logged and expensed. Employees should not attempt to hide gifts, meals, or entertainment from Bridgewater or from our clients.

•	Clearance – Check with Compliance before providing anything of value in response to a solicitation or request by the government official.

•	No Cash – Never offer or provide cash to a government official.

•

Personal Comfort – Ask yourself whether the gift, meal, etc. seems appropriate to for occasion, and whether you would be personally comfortable reporting it to a regulator or reading about it in the news.

The Code of Ethics policies on Political Contributions and Gifts and Entertainment address the specific requirements employees are expected to abide by, including logging and preclearance requirements.

VII.	Lawsuits, Investigations and Criminal Charges

Employees and Subjected Consultants must bring all lawsuits, personal bankruptcies, investigations, and alleged criminal charges (including DWI charges) in which they or Bridgewater may be involved to the attention of the Security Department immediately by sending an email to Security_Notify.

VIII.	Regulatory Inquiries

Care must be taken in responding to inquiries from government or self-regulatory officials, since their questions may relate to matters beyond Bridgewater’s ordinary business or concern serious issues.

Employees must contact the Chief Compliance Officer and Counsel and Deputy Chief Compliance Officer and Counsel immediately in connection with these inquiries. This includes regulatory inquiries (such as those of the SEC, CFTC, and/or NFA) relating to routine inspections and other routine matters. In accordance with this Code, Bridgewater is committed to compliance with all applicable laws, including federal securities laws. Notwithstanding this or any other policy issued by Bridgewater or any agreement between Bridgewater and its Employees, Employees are not prohibited from reporting possible violations of law to a governmental agency or entity. Employees are not required to seek prior authorization from Bridgewater or to notify Bridgewater of any such disclosure or reports.

A.	Requests from or Visits by Regulatory Authorities

All inquiries or requests, written or verbal, for information by governmental or self-regulatory authorities, including but not limited to representatives of the SEC, CFTC, Department of Justice, and the states, must be reported immediately to the Chief Compliance Officer and Counsel and Deputy Chief Compliance Officer and Counsel. In the case of telephone requests, the Employee receiving the request must be sure to obtain the name, agency, title, address, and telephone number of the representative making such request.

B.	Other Requests

Periodically, attorneys, accountants, broker/dealers, other investment advisers, credit agencies, or others may request information concerning Bridgewater’s operations, Funds or Employees. Any request for additional information that is not generally released by Bridgewater in the ordinary course of business must be referred to the Chief Compliance Officer and Counsel and Deputy Chief Compliance Officer and Counsel, or Chief Legal Officer.

C.	Subpoenas or Other Legal Process

Only Authorized Employees may accept legal process on Bridgewater’s behalf. If someone attempts to serve an Employee with a legal document on Bridgewater’s behalf, the Employee must refuse it and immediately contact the Chief Legal Officer. Service of a subpoena on an individual, with a subject matter that relates directly to Bridgewater or one of its affiliates, Funds or Employees, must immediately be referred to the attention of the Chief Legal Officer.

IX.	Violations

Personnel are required to promptly report all actual or perceived conflicts of interest, violations of any government or regulatory law, rule or regulation or violations of Bridgewater’s policies and procedures by any Employee or Consultant (including, but not limited to, the reporting Employee or Consultant) or Bridgewater service providers (“Wrongful Conduct”), including, without limitation, those policies and procedures set forth in this Code. Personnel must report this information to the Chief Compliance Officer and Counsel and Deputy Chief Compliance Officer and Counsel or, if the Wrongful Conduct concerns the Chief Compliance Officer and Counsel or Deputy Chief Compliance Officer and Counsel, to the Operating Committee and Chief Legal Officer.

To report the information anonymously via Bridgewater’s anonymous tips program, an individual can either visit bridgewater.ethicspoint.com or call 1-844-605-0452.

In accordance with this Code, Bridgewater is committed to compliance with all applicable laws, including federal securities laws. As described in Section VIII above, notwithstanding this or any other policy issued by Bridgewater or any agreement between Bridgewater and its Employees, Employees are not prohibited from reporting possible violations of law to a governmental agency or entity. Employees are not required to seek prior authorization from Bridgewater or to notify Bridgewater of any such disclosure or reports.

The Chief Compliance Officer or Operating Committee will investigate all reports of Wrongful Conduct. Any individual who is named in the report or whose conduct may be in question as a result of the report will be prohibited from resolving the matter without appropriate oversight. The Chief Compliance Officer and Counsel, in conjunction with Bridgewater’s senior leaders and Outside Counsel, will determine if any such matters reported by an Employee should also be reported to one of Bridgewater’s regulator(s).

No Employee or Consultant may discharge, demote, suspend, threaten, harass or otherwise discriminate against any Employee or Consultant who lawfully and in good faith reports Wrongful Conduct in accordance with this Policy. Any action taken against an Employee or Consultant because they reports a violation, or a potential violation, is considered a violation of the Code and considered to be a sanctionable activity. In addition, any Employee or Consultant who makes a report of Wrongful Conduct maliciously, in bad faith, or with the knowledge that it is false, is subject to discipline, up to and including termination.

Notwithstanding the foregoing, it is not considered a violation of this Policy to take adverse employment action against an Employee or Consultant whose conduct or performance warrants that action separate from the Employee or Consultant making a report in accordance with this Policy. An incidental failure to comply with the Code is not necessarily a violation of law or Bridgewater’s principles of business conduct. If an Employee or Consultant believes that they have been retaliated against, they should notify the Chief Compliance Officer and Counsel, the Operating Committee, or Human Resources, as appropriate.

Isolated or inadvertent violations of the Code not resulting in a violation of the law will be referred to Compliance, who will confer with others as necessary, to determine disciplinary action commensurate with the violation to be imposed, if warranted. Penalties for any violation of this Code may include, but will not be limited to, a claim by Bridgewater for money or other damages, a requirement that any trade or trades made in violation of the Code be canceled, that any profits arising out of such trade or trades be disgorged, that positions be sold at a loss, a reprimand of the Employee or Consultant, a monetary fine, a suspension of political contribution activity and/or the ability to personally trade in any personal trading account, suspension or termination of employment, civil referral to the appropriate regulatory authority or criminal referral.

X.	Other Laws and Statement of Policy

Nothing contained in this Code will be interpreted as relieving any person from acting in accordance with the provisions of any applicable law, rule or regulation or any other statement of policy or procedures governing the conduct of such person adopted by Bridgewater.

XI.	Amendments

Bridgewater reserves the right to make such amendments to this Code as it shall deem necessary to protect Bridgewater and/or its clients. Current copies of the Code are available on the Compliance tab of the Bridgewater SharePoint. Material amendments will be distributed via certification within ComplySci.

XII.	Matters Involving the Chief Compliance Officer

The Operating Committee of Bridgewater will serve in lieu of the Chief Compliance Officer and Counsel with respect to any matters involving the Chief Compliance Officer and Counsel that are not specifically related to her duties as such officer, with the exception of personal trading pre-clearance requests, which will be addressed to the Chief Legal Officer or his/her designee.

XIII.	Disclosure

Bridgewater will furnish clients with a copy of the Code upon request. The most recent Code of Ethics can always be found on the Bridgewater SharePoint.

XIV.	Who to Contact

For questions or concerns about Insider Trading or Material Non-Public Information:

•	Michael Kitson, Chief Compliance Officer and Counsel

•	Abby Greenberger, Deputy Chief Compliance Officer and Counsel

For questions or concerns about the Personal Trading, Political Contributions, and/or Gifts and Entertainment Policies:

•	The Compliance team within the Legal & Regulatory Group via the Compliance Request System

Complaints or concerns about company policies or conduct:

•	Use the anonymous tips program via bridgewater.ethicspoint.com or by calling 1-844-605- 0452

•	Michael Kitson, Chief Compliance Officer and Counsel

•	Abby Greenberger, Deputy Chief Compliance Officer and Counsel

•	Tracey Yurko, Chief Legal Officer

Actual or possible violations of policy or law:

•	Michael Kitson, Chief Compliance Officer and Counsel

•	Abby Greenberger, Deputy Chief Compliance Officer and Counsel

•	Tracey Yurko, Chief Legal Officer

XV.	Appendix A

A. Approved Brokers

1.	Alliance Bernstein

2.	Ameriprise

3.	Betterment

4.	Charles Schwab (with the exception of Charles Schwab futures accounts)

5.	Citigroup/Smith Barney

6.	E*TRADE Financial

7.	Edward Jones

8.	Fidelity

9.	Goldman Sachs

10.	Interactive Brokers

11.	JP Morgan Private Bank, JP Morgan Securities and Chase Investments Services Corp.

12.	LPL Financial

13.	Merrill Lynch

14.	Morgan Stanley

15.	Northwestern Mutual

16.	Oppenheimer (Note: This is only for accounts held within this legal entity)

17.	Raymond James

18.	Robinhood

19.	TD Ameritrade

20.	UBS

21.	USAA

22.	Vanguard

23.	Wells Fargo

XVI.	Appendix B

A. Allowed Security List

1.	Equities/Stocks

2.	Bonds

3.	ETFs, ETNs, structured products, and market linked products

4.	Open and closed end mutual funds

5.	Currencies (spot transactions for hedging or travel or living expenses only)

6.	Private Placement Investments (including IPOs)

7.	Options on stocks/equities, bonds, ETFs or the allowable futures (listed below)

8.	The following futures contracts:

	Security Name	Ticker Symbol Base

US Treasury Bonds	CBOT US 2yr Note	TU or ZT

	CBOT US 5yr Note	FV or ZF

	CBOT US 10yr Note	TY or ZN

	CBOT US long bond	US or ZB

US Equity Indices	CME S&P 500	SP

	CME e-Mini S&P 500	ES

European Bonds	EUREX Schatz (German 2yr)	DU or FGBS

	EUREX Bobl (German 5yr)	OE

	EUREX Bund (German 10yr)	RX or FGBL

European Equity Indices	EUREX Dow Jones EuroStoxx 50	VG or FESX

	EUREX DAX	GX or FDAX

Futures on Cryptocurrencies	Bitcoin Futures	BTC

DISCLAIMER: All Personal Trading Rules must be followed for the securities mentioned above to be considered “approved” or “allowed”. The above list is solely intended to serve as a general list of the types of securities Access Persons may be allowed to trade in where the Personal Trading Rules are followed (and the absence of any security on this list warrants vetting and approval in writing from Compliance).